UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
Under the Securities Exchange Act of 1934
(Amendment No.   )*

SiRF Technology Holdings, Inc.
(Name of Issuer)

Common, 0.0001 par value per share
(Title of Class of Securities)

82967H101
(CUSIP Number)

Friday, May 09, 2008
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 9 CUSIP No. 82967H101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Raj Rajaratnam

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power -0-

	6.	Shared Voting Power 4,144,700

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 4,144,700

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,144,700

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.83% (Based upon 60,648,815 shares of Common outstanding)

12.	Type of Reporting Person (See Instructions) IN

Page 3 of 9 CUSIP No. 82967H101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Galleon Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 1,176,100

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 1,176,100

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,176,100

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.94% (Based upon 60,648,815 shares of Common outstanding)

12.	Type of Reporting Person (See Instructions) IA

Page 4 of 9 CUSIP No. 82967H101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Galleon International Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 968,600

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 968,600

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 968,600

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.6% (Based upon 60,648,815 shares of Common outstanding)

12.	Type of Reporting Person (See Instructions) OO

Page 5 of 9 CUSIP No. 82967H101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Galleon Special Opportunities Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 2,000,000

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 2,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.3% (Based upon 60,648,815 shares of Common outstanding)

12.	Type of Reporting Person (See Instructions) OO

Item 1.

(a)	Name of Issuer
SiRF Technology Holdings, Inc.
(b)	Address of Issuer’s Principal Executive Offices
217 Devcon Drive, San Jose, CA, 95112

Item 2.

(a)	Name of Person Filing
Raj Rajaratnam Galleon Management, L.P. Galleon International Management, LLC Galleon Special Opportunities Management LLC
(b)	Address of Principal Business Office, or if none, Residence

For Galleon Management, L.P.:
590 Madison Avenue, 34th Floor
New York, NY  10022

For each Reporting Person other than Galleon Management, L.P.:

c/o Galleon Management, L.P.
590 Madison Avenue, 34th Floor
New York, NY  10022

(c)	Citizenship
For Raj Rajaratnam: United States For Galleon Management, L.P.: Delaware For Galleon International Management, LLC: Delaware For Galleon Special Opportunities Management LLC: Delaware
(d)	Title of Class of Securities
common, $0.0001 par value per share
(e)	CUSIP Number
82967H101

Item 3.   If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the                person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in Section 3 (a) (6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance Company as defined under section 3 (a) (19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐ An Investment Adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An Employee Benefit Plan, or endowment fund in accordance with §240.13d-1(b)(1) (ii) (F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1 (b)(1) (ii) (G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3 (c) (14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

Item 4.   Ownership:

With respect to the beneficial ownership of the reporting person, see items 5 through 11 of the cover pages to this Schedule 13G, which are incorporated herein by reference.

Item 5.   Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.
Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company Not Applicable

Item 8. Identification and Classification of Members of the Group Not Applicable

Item 9. Notice of Dissolution of Group Not Applicable

Item 10.   Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my information and belief, I certify that the information set forth in this statement is true, complete, and correct.

Tuesday, May 20, 2008 —————————————————
(Date)

RAJ RAJARATNAM, for HIMSELF;
for GALLEON MANAGEMENT, L.P. as the Managing Member of its General Partner, Galleon Management, L.L.C.;
for GALLEON INTERNATIONAL MANAGEMENT, L.L.C.; as its Managing Member; and
For GALLEON SPECIAL OPPORTUNITIES MANAGEMENT L.L.C., as its Managing Member

Exhibit 1

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concening him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate in this statement is true, complete and correct.

RAJ RAJARATNAM, for HIMSELF;
for GALLEON MANAGEMENT, L.P. as the Managing Member of its General Partner, Galleon Management, L.L.C.;
for GALLEON INTERNATIONAL MANAGEMENT, L.L.C.; as its Managing Member; and
For GALLEON SPECIAL OPPORTUNITIES MANAGEMENT L.L.C., as its Managing Member